UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                 -----------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                    741929103
                              -------------------
                                 (CUSIP Number)

                                  March 6, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 37 Pages
                             Exhibit Index: Page 29

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 2 of 37 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,406,283
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,406,283

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.16%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 3 of 37 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,406,283
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,406,283

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.16%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 4 of 37 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,406,283
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,406,283

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.16%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 5 of 37 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,406,283
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,406,283

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.16%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 6 of 37 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,250,052
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          2,250,052

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,250,052

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    11.46%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 7 of 37 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,406,283
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,406,283

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.16%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 8 of 37 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                               843,769
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 843,769
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.30%

12       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                           Page 9 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                843,769
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          843,769

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.30%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 10 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                843,769
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          843,769

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.30%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 11 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                383,103
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 383,103
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            383,103

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.95%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 12 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                175,785
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 175,785
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            175,785

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .90%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 13 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                558,888
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 558,888
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,888

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.85%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 14 of 37 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                558,888
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 558,888
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,888

10       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (11)

                                    2.85%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 741929103                                          Page 15 of 37 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                558,888
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 2,250,052
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  558,888
    With
                           8        Shared Dispositive Power
                                           2,250,052

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,808,940

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]


11       Percent of Class Represented By Amount in Row (9)

                                    14.31%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 16 of 37 Pages


Item 1(a)           Name of Issuer:

                    Primus    Telecommunications    Group,   Incorporated   (the
                    "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    2070 Chain Bridge Road, Suite 425, Vienna, VA 22182.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                    ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                    iii) QIH  Management,  Inc.,  a Delaware  corporation  ("QIH
                         Management");

                    iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    v)   Mr. George Soros ("Mr. Soros");

                    vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                    vii) S-C Phoenix Holdings, LLC, a Delaware limited liability company ("Phoenix Holdings");

                    viii) Winston Partners, L.P., a Delaware limited partnership
                         ("Winston L.P.");

                    ix) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                    x) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                    xi) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                    xii) Chatterjee  Advisors LLC, a Delaware limited  liability company ("Chatterjee Advisors");

                    xiii)Chatterjee  Management Company, a Delaware  corporation
                         ("Chatterjee Management"); and

                    xiv) Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 17 of 37 Pages


                    This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager of SFM LLC and is also a member of the management committee of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP.

                    This Statement also relates to Shares held for the accounts of Phoenix Holdings, Winston LDC and Winston LLC.

                    Mr. Soros and Winston L.P. are the managing members of Phoenix Holdings, a Delaware limited liability company. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                    Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                    Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                    Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros, Phoenix Holdings and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                                                             Page 18 of 37 Pages


Item 2(c)           Citizenship:

                    i) QIP is a Cayman Islands exempted limited duration company;

                    ii)  QIHMI is a Delaware limited partnership;

                    iii) QIH Management is a Delaware corporation;

                    iv)  SFM LLC is a Delaware limited liability company;

                    v)   Mr. Soros is a United States citizen;

                    vi)  Mr. Druckenmiller is a United States citizen;

                    vii) Phoenix  Holdings  is  a  Delaware  limited   liability
                         company;

                    viii) Winston L.P. is a Delaware limited partnership;

                    ix)  CFM is a Delaware limited partnership;

                    x) Winston LDC is a Cayman Islands exempted limited duration company;

                    xi)  Winston LLC is a Delaware limited liability company;

                    xii) Chatterjee  Advisors  is a Delaware  limited  liability company;

                    xiii) Chatterjee Management is a Delaware corporation; and

                    xiv) Dr. Chatterjee is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         741929103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

                                                             Page 19 of 37 Pages


Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,406,283 Shares held for the account of QIP.

                         (ii) Mr. Soros may be deemed the beneficial owner of 2,250,052 Shares. This number consists of (A) the 1,406,283 Shares held for the account of QIP and (B) the 843,769 Shares held for the account of Phoenix Holdings.

                         (iii)Each of Phoenix  Holdings,  Winston  L.P.  and CFM
                         may be deemed the beneficial owner of the 843,769 Shares held for the account of Phoenix Holdings.

                         (iv) Winston LDC may be deemed the beneficial owner of 383,103 Shares.

                         (v) Winston LLC may be deemed the beneficial owner of 175,785 Shares.

                         (vi) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 558,888 Shares. This number consists of (A) 383,103 Shares held for the account of Winston LDC and (B) 175,785 Shares held for the account of Winston LLC.

                         (vii)Dr. Chatterjee may be deemed the beneficial owner of 2,808,940 Shares. This number consists of (A) 558,888 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially,
                         (B) 843,769 Shares which Phoenix Holdings, CFM and Winston L.P. may be deemed to own beneficially and (C) 1,406,283 Shares which QIP may be deemed to own beneficially.


Item 4(b)           Percent of Class:

                         (i) The number of Shares of which each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 7.16% of the total number of Shares outstanding.

                         (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 11.46% of the total number of Shares outstanding.

                         (iii)The number of Shares of which each of Phoenix Holdings, Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 4.30% of the total number of Shares outstanding.

                         (iv) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.95% of the total number of Shares outstanding.

                         (v) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .90% of the total number of Shares outstanding.

                                                             Page 20 of 37 Pages



                         (vi) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 2.85% of the total number of Shares outstanding.

                         (vii) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 14.31% of the total number of Shares outstanding.


Item 4(c)           Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,406,283

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,406,283

          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,406,283

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,406,283

          QIH Management
          --------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,406,283

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,406,283

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,406,283

          (iii) Sole power to dispose or to direct the disposition of:         0

                                                             Page 21 of 37 Pages



          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,406,283

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,250,052

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:2,250,052

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,406,283

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,406,283

          Phoenix Holdings
          ----------------

          (i)  Sole power to vote or to direct the vote:                 843,769

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   843,769

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               843,769

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  843,769

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               843,769

                                                             Page 22 of 37 Pages



          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  843,769

          Winston LDC
          -----------

          (i)  Sole power to vote or to direct the vote:                 383,103

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   383,103

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LLC
          -----------

          (i)  Sole power to vote or to direct the vote:                 175,785

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   175,785

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Advisors
          -------------------

          (i)  Sole power to vote or to direct the vote:                 558,888

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   558,888

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                 558,888

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   558,888

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 23 of 37 Pages


          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:                 558,888

          (ii) Shared power to vote or to direct the vote:             2,250,052

          (iii) Sole power to dispose or to direct the disposition of:   558,888

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,250,052

Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

                    (iii)The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                    Each  of  QIP,  QIHMI,  QIH  Management,  SFM  LLC  and  Mr.
Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Phoenix Holdings, Winston LDC and Winston LLC. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP and Phoenix Holdings. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Phoenix Holdings and Winston LLC. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Phoenix Holdings and Winston LDC. Each of Winston L.P., CFM and Phoenix Holdings expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Winston LDC and Winston LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

                                                             Page 24 of 37 Pages


Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 25 of 37 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998          QUANTUM INDUSTRIAL PARTNERS LDC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Date:  March 6, 1998          QIH MANAGEMENT INVESTOR, L.P.

                              By:  QIH Management, Inc.,
                                   its General Partner

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  March 6, 1998          QIH MANAGEMENT, INC.

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Vice President


Date:  March 6, 1998          SOROS FUND MANAGEMENT LLC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Assistant General Counsel


Date:  March 6, 1998          GEORGE SOROS

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact

                                                             Page 26 of 37 Pages




Date:  March 6, 1998          STANLEY F. DRUCKENMILLER

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Date:  March 6, 1998          S-C PHOENIX HOLDINGS, LLC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Authorized Person


Date:  March 6, 1998          WINSTON PARTNERS, L.P.

                              By:  Chatterjee Fund Management, L.P.,
                                   its General Partner

                                   By:  Purnendu Chatterjee,
                                        Its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 27 of 37 Pages


Date:  March 6, 1998               CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LDC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


Date:  March 6, 1998               CHATTERJEE ADVISORS LLC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


Date:  March 6, 1998               CHATTERJEE MANAGEMENT COMPANY

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President

                                                             Page 28 of 37 Pages



Date:  March 6, 1998               PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 29 of 37 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                       ---------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................         30

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................         31

C.        Power of Attorney dated May 23, 1996 granted by Quantum
          Industrial Partners LDC in favor of Mr. Gary Gladstein,
          Mr. Sean Warren and Mr. Michael Neus...................         32

D.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Chatterjee in favor of Mr. Peter Hurwitz...............         33

E.        Power of Attorney  dated  October  25, 1996  granted by
          Winston   Partners  II  LDC  in  favor  of  Mr.   Peter
          Hurwitz................................................         34

F.        Joint Filing Agreement dated March 6, 1998 by and among
          Quantum   Industrial   Partners  LDC,  QIH   Management
          Investor,  L.P.,  QIH  Management,   Inc.,  Soros  Fund
          Management  LLC,  Mr.  George  Soros,  Mr.  Stanley  F.
          Druckenmiller,   S-C  Phoenix  Holdings,  LLC,  Winston
          Partners,  L.P.,  Chatterjee  Fund  Management,   L.P.,
          Winston  Partners  II  LDC,  Winston  Partners  II LLC,
          Chatterjee Advisors LLC, Chatterjee  Management Company
          and Dr. Purnendu Chatterjee............................         35